601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com

May 18, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention:  Brian Fetterolf and Donald Field

Re:	NAC Aviation 29 Designated Activity Company Application for Qualification of Indenture on Form T-3 Filed April 25, 2022 File No. 022-29102

On behalf of our client NAC Aviation 29 Designated Activity Company (the “Company”), we set forth below the Company’s response to the letter, dated May 6, 2022, containing the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Application for Qualification of Indenture on Form T-3 filed by the Company on April 25, 2022 (the “Form T-3”).

In order to facilitate your review of our response, we have restated the Staff’s comment in this letter, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the Staff’s comment immediately below the numbered comment.

Concurrent with the submission of this letter, we are filing an Amendment No. 1 to the Application for Qualification of Indenture on Form T-3 (as so amended, the “Amended Form T-3”), in response to the Staff’s comment.

Form T-3 filed April 25, 2022

General

1.
Staff’s comment: Please have each guarantor/obligor identified on the cover page file an application on Form T-3 and confirm that each such guarantor/obligor has provided the information required by the form. For guidance, refer to Section 303(12) of the Trust Indenture Act of 1939 and Question 201.03 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

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May 18, 2022 Page 2

Response: The Company acknowledges the Staff’s comment and has filed the Amended Form T-3 application for each of the guarantors. The Company confirms that each such guarantor has provided the information required by the form.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Joshua N. Korff by telephone at (212) 446-4943 or by email at joshua.korff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

 VIA E-MAIL

cc:	Brian Fetterolf
Donald Field
Securities and Exchange Commission

Justin Bickle, Director
NAC Aviation 29 Designated Activity Company